

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-mail
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey USA 07701

   Re: Natcore Technology, Inc.
     Draft Registration Statement on Form F-1
     Submitted October 16, 2013
     CIK No. 0001464623

Dear Mr. Provini:

   Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. Specifically, you provide financial statements for the fiscal year ended December 31, 2012, a date that is not within 180 days from the date of your filing. Please include financial information for the interim period subsequent to December 31, 2012 by including a balance sheet as of a date within 180 days from the date you amend the filing and the related interim statements of operations, stockholders' deficiency and cash flows and notes for the current and prior year interim period. Update your disclosure throughout your draft registration statement to conform, as necessary, to your updated financial information. Also, your audit report refers to the audit conducted in accordance with Canadian generally accepted accounting standards. Please include an audit report that refers to the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). In addition, your audit report refers to the consolidated financial statements are in conformity with the International Financial Reporting Standards. Please include an audit report that refers to the consolidated financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board or otherwise provide the US GAAP reconciliations required by Item 17(c) of Form 20-F. We will not perform a detailed examination of the draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

        You may submit a substantive amendment to correct the deficiencies. If you have any questions, please contact Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 or the undersigned at 202-551-3528.

                Sincerely,

                /s/ Amanda Ravitz

                Amanda Ravitz
                Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.